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                            June 16, 2022

       Kenneth Tindall
       Chief Executive Officer
       Medies
       4 Fall Park Court
       Leeds, West Yorkshire
       LS13 2LP
       United Kingdom

                                                        Re: Medies
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 20, 2022
                                                            File No. 333-264308

       Dear Mr. Tindall:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover page

   1. We note your response to Comment 3 that you revised to highlight the cross-reference to the risk factors in
bold typeface. However, your amendment does not appear to contain this revision. Please
highlight the cross-reference to the risk factors section on the prospectus cover page
by prominent type. Refer to Item 501(b)(5) of Regulation S-K.
 Kenneth Tindall
FirstName  LastNameKenneth Tindall
Medies
Comapany
June       NameMedies
     16, 2022
June 16,
Page 2 2022 Page 2
FirstName LastName
Use of Proceeds, page 11

2. We note your response to Comment 8. Please clarify the basis of your statement on page
         12 that    Mr. Tindall may not exercise this term until the Company
begins making profit
         and the repayment is viable.    In this regard, we note that the loan
confirmation states that
         the loan is    payable upon demand, but not within two years from the
date of this letter
         and does not indicate that he may not exercise these repayment rights. Transactions with Related Persons, Promoters, and Certain Control Persons, page 31

3. We note your response to Comment 18 and reissue. Please describe your policies and procedures for the review, approval, or ratification of the related party transactions. Refer to Item 404(b) of Regulation S-K. In this regard, we note your disclosure listing considerations which the regulation deems appropriate but that you do not describe your policies.
Financial Statement for the Year Ended February 28, 2022, page F-1

4. You appear to have corrected errors in the financial statements. Please label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7. In addition, tell us why the date of the audit opinion did not change when the financial statements were subsequently revised. Lastly, please have your auditor provide an updated consent.
       You may contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Mont E. Tanner, Esq.